UNITED STATES OF AMERICA
                                   before the
                       SECURITIES AND EXCHANGE COMMISSION


                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935


                 ----------------------------------------------
In the matter of
                                                               REPORT FOR PERIOD
CSW Energy, Inc.
Dallas, Texas 75266-0789                                           April 1, 2001
                                                                to June 30, 2001

File  No.  070-08205                                        PURSUANT TO RULE 24


         This report is filed under Rule 24 of the Public Utility Holding Company Act of 1935 by CSW Energy, Inc. ("CSW Energy"), a wholly owned subsidiary of Central and South West Corporation ("CSW"). Under HCAR 35-26416, CSW and CSW Energy are authorized to issue letters of credit, bid bonds or guarantees in connection with the development of qualifying cogeneration facilities, qualifying small power production facilities and independent power facilities, including exempt wholesale generators. Attached is the information required pursuant to HCAR 35-26416.

(1) A schedule of all guarantees, letters of credit, bid bonds, and other support arrangements issued by or for the account of CSW or CSW Energy in connection with certain independent power projects as defined in Order 70-8205, and any fees and interest payable related to such guarantees, letters of credit, bid bonds and other support arrangements. See Exhibit A.

                                S I G N A T U R E


         As requested by order of this Commission pursuant to the Public Utility Holding Company Act of 1935, CSW Energy, Inc. has duly caused this report to be signed on its behalf on this 14th day of August, 2001.

                                                              CSW Energy, Inc.


                                                       /s/ Armando Pena
                                                       -----------------

                                                           Armando Pena

                                                            Treasurer



                           Pursuant to Order 70-8205
                                at June 30, 2001


                                                  FEES       FEES      REFERENCE
     PROJECT         *       AMOUNT          PD      PAYABLE      NUMBER         MATURITY             BENEFICIARY         OBLIGOR
                   ------

 Trent Wind Farm    LC        $2,575,000    N/A       0.28%     SBLC0023/00     May 2002         TXU Electric Company         CSW

 Trent Wind Farm     G       $37,842,662    N/A        N/A       12/4/2000      End of EPC      Enron Wind Constructors        CSW

     PROJECT         *        PURPOSE                         AUTHORITY

Trent Wind Farm    LC         Construction Performance        70-8205


Trent Wind Farm     G         Construction Performance        70-8205









*  G   - Guarantee
    LC - Letter of Credit